VIA EDGAR AND FACSIMILE

	May 25, 2006

Mr. John M. Hartz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010
Dear Mr. Hartz:
We have prepared the following in response to your comment letter dated April 20, 2006 with respect to the following:
Hovnanian Enterprises, Inc.
File Number: 1-8551
Form 10-K for the fiscal year ended October 31, 2005 and Form 10-Q for the quarter ended January 31, 2006
The paragraphs that follow respond to the questions asked under each of the respective headers in your letter. For convenience of reference, the text of the comments in your letter has been reproduced in italics herein.
We trust that you will find these responses acceptable, however, if you have further questions or comments, please contact me at 732-747-7800. Sincerely,
/S/J. LARRY SORSBY
J. Larry Sorsby
Executive Vice President and Chief Financial Officer



Form 10-K for the year ended October 31, 2005
General:
       1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim fillings where applicable.

Residential Development Activities, Page 7:
       2. You disclosed that the number of new homes sales contracted slightly in the West Region due to the timing of the opening of new communities in 2005. In future filings, please provide more detail and explain how the timing of opening new communities in 2005 differs from that of the prior year. We also note the reduction in homes delivered, net contracts signed and contract backlog in your West Region that occurred subsequent to year-end as disclosed in the Form 10-Q report for the first quarter of 2006. If the lower sales are due to multiple factors, including overall market factors, you should expand these types of discussions in future filings.
	We will include a discussion of factors impacting sales and the timing of the opening of new communities in future filings. Relevant factors include: the availability of homes for sale in the current year compared to the prior year, the number of communities that are open for sale throughout the year, how long each community is open during the year, the number and type of homes in each community, the number of lots that are either delivered to us or developed internally to be made available for sale and the regulatory environment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Page 17:
       3. If material in future filings, please provide a comprehensive discussion on the number of cancellations of home sales contracts by region and in total and discuss trends in the level of home sales cancellations in relation to historical levels. Please refer to Item 303(3) of Regulation S-K.
	We have not discussed cancellation rates in prior filings with the Commission because our rates of cancellation have historically been relatively steady (plus or minus 3% quarter to quarter). In the first and second quarters of 2006, we have seen an increase in cancellation rates. Our future filings will include a discussion of relevant cancellation rates, including in relation to historical levels.

Financial Statements
Consolidated Balance Sheet, Page F-3:
	4. In future filings, please present restricted cash held in escrow separately on the face of the balance sheet. Please refer to Rule 5-02 of Regulation S-X.
	In response to the Staff's comment, we will present restricted cash held in escrow separately on face of the balance sheet. We note that we currently show restricted cash held in escrow in Note 5 to the financial statements.

Consolidated Statements of Cash Flows, Page F-7:
	5. In future filings, do not include restricted cash in the cash total in your statements of cash flows. Please refer to Rule 5-02 of Regulation S-X.
	In response to the Staff's comment, we will not include restricted cash in the cash total in the statements of cash flows in future filings.

	6. Given the various acquisitions of homebuilders in recent years, in future filings please disclose separately the amounts paid to acquire homebuilding companies and the amounts paid to purchase property, equipment and other fixed assets in net cash used in investing activities. Please refer to SFAS 95.
	SFAS 95, paragraph 17 lists the items that should be included in cash outflows for investing activities. It separately lists in items 17b and 17c, payments to acquire equity instruments of other enterprises and payments to acquire property, plant and equipment and other productive assets, respectively. For each of the acquisitions in the last three years, we acquired the assets and certain related liabilities of the homebuilders and not the equity, therefore, we included these purchases in the amounts paid for property, plant and equipment and other productive assets. We chose to include in the description of that line item "and acquisition of homebuilders" to help explain why the amounts fluctuated from year to year.

	We also note that none of these acquisitions have exceeded the significance thresholds, individually or in the aggregate, for separate financial statement disclosure required by Regulation S-X Article 3-05. Although the thresholds of Article 3-05 do not apply directly to the SFAS 95 discussion of disclosing the amounts paid to acquire homebuilding companies, we believe that because the amounts were not significant for Article 3-05 purposes they could properly be combined with the amounts paid to purchase property, plant and equipment.


	7. You disclosed that investments in unconsolidated homebuilding and land development joint ventures totaled over $1.1 billion in 2005 and that they had increased from $212 million in the prior year in footnote 18. In future filings, please disclose separately the cash flows associated with investments in unconsolidated subsidiaries and cash flows associated with distributions of capital from unconsolidated subsidiaries in your statements of cash flows. Please refer to SFAS 95.
	Footnote 18 provides condensed balance sheets and income statements for our joint ventures as if they were consolidated. The amounts referenced in your comment are the total assets of the joint ventures in which we have investments as of October 31, 2005 and 2004 and not our investment in these joint ventures. Our investments in these joint ventures were $187.2 million and $40.8 million as of October 31, 2005 and 2004, respectively, as shown on our consolidated balance sheets and stated in the paragraph following the balance sheet tables in footnote 18. In future filings, we will separately disclose the investment in unconsolidated joint ventures and the returns of capital from unconsolidated subsidiaries as required by SFAS 95, paragraphs 16 and 17.

Note 1.  Basis of Presentation and Segment Information, Page F-8:
	8. We note significant regional information in both your Business section and MD&A. Please provide a comprehensive analysis explaining how you have defined your reportable segments. For example, we assume that your operating segments are at a lower level for purposes of managing your business and that you have aggregated certain operating segments. We may have further comment.
	As the Staff's comment assumes, our homebuilding operating segments are at a lower level than the regional information provided in the Business section and MD&A. We provide this regional information to enhance our Business and MD&A disclosure.

	SFAS 131 defines an operating segment as a component of an
enterprise:
a.	That engages in business activities from which it may earn
revenues and incur expenses
b.	Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c.	For which discrete financial information is available.

	Based on this definition, each one of our communities is an operating segment, because the chief operating decision maker determines resource allocation and analyzes performance at the discrete community level. In addition, our financial services business is an operating segment, because it is managed and operated separately from the homebuilding communities, and we report it as such. However, under paragraphs 18 and 19 of SFAS 131, we aggregate our communities into one operating segment ("homebuilding") for financial reporting purposes because none of the communities meet any of the quantitative thresholds in paragraph 18:
a.	10% or more of the combined revenue of all operating segments
b.	10% or more of the combined reported profit of all operating segments
c.	10% or more of the combined assets of all the operating segments.

	Also, in accordance with paragraph 19, the combined segments (individual communities) share a majority of the aggregation criteria in paragraph 17. Specifically, with respect to each of the aggregation criteria:
a.	The nature of the products and services - In each of these
communities we design, construct and market single family or multi-family homes.  While tailored to appeal to specific market tastes for the respective community, we develop lots and build and sell homes to United States' consumers.  We develop our plans on a project by project basis, utilizing our expertise to develop a plan that we believe will allow the project to deliver returns consistent with our overall business strategy of maximizing the total return on equity over the long term.  The criteria used to assess project viability and determine project approval are the same across all projects.
b.	The nature of the production process - The skills, methodologies and production processes used in developing land and building homes in each of the communities are very similar to identical across all communities.
c.	The type or class of customer for their products and services - We sell our product to homeowners in the United States.  While
communities may target different price ranges for these homes, we believe that our customers are similar in that this will be one of the most significant purchases in their lives, and therefore the relative significance to each customer is the same.
d.	The methods used to distribute their products or provide their services - In connection with sales, we establish sales centers and models and undertake marketing initiatives to raise awareness of the communities.  This is a process consistently applied, with slight community specific modifications, across all communities.
e.	If applicable, the nature of the regulatory environment - Banking relationships and lending facilities are consistent in nature and type across all communities as most are generated centrally by Corporate. In addition, Corporate also obtains insurance on a centralized basis. Each of the communities is impacted by their local municipalities and utilities, but these local requirements are comparable across all communities.

	Based on the above, we believe that our operating segments (individual communities) can be aggregated into a single "homebuilding" operating segment for reporting purposes, in accordance with paragraphs 18 and 19 of SFAS 131.

	9. In future filings, please disclose your accounting policy and the factors that you consider in determining whether or not to consolidate joint ventures where you are the manager of the joint venture.
	In future filings we will add disclosure to Note 2 - Summary of Significant Accounting Policies and to the critical accounting policies discussed in the MD&A, to expand on the discussion currently included in
Note 18 regarding the factors that we consider in determining whether or not to consolidate joint ventures where we are the manager of the joint venture. We anticipate that the additional disclosure will be as follows:

"Our ownership interest in joint ventures varies but is generally less than or equal to 50 percent. In determining whether or not we must consolidate joint ventures, where we are the managing member of the joint venture, we consider the guidance in EITF 04-5 in assessing whether the other partners have specific rights to overcome the presumption of control by us as the manger of the joint venture. In most cases, the presumption is overcome because the joint venture agreements require that both partners agree on establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business."

	10. In future filings, please provide enterprise-wide product-line disclosures for each group of similar product as required by paragraph 37 of the SFAS 131. This disclosure should include revenues from the single-family detached homes, attached townhouses and condominiums, mid-rise and high-rise condominiums and planned residential developments described under Business Overview. Paragraph 101 of SFAS 131 states that enterprise-wide disclosures are appropriate for all enterprises if a range of products and services are offered.
	Paragraph 37 of SFAS 131 requires an enterprise to report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. We believe we currently do this by providing revenues from Sale of Homes, Land Sales, and Financial Services all separately on the face of the income statement. Sale of Homes revenues include all revenues from the homes delivered in our different communities. Communities can have different types of homes, single-family, town-homes, condominiums, etc.; however we believe that these are similar products (a residence for the customer) and should be grouped. Land sales are disclosed separately because those are a different customer type, generally another builder or land developer. Finally, financial services revenue relates to our financial services products (mortgage origination and title services) and is provided separately. Therefore, we respectfully submit to the Staff that we believe our current disclosure complies with the requirements of paragraph 37 of SFAS 131.

Note 2.  Summary of Significant Accounting Policies, Page F-8:
	11. In future filings, disclose your revenue recognition policy for attached condominiums, townhouses and mid-to-high-rise condominiums. Please refer to SFAS 66.
	We make the distinction between products with a construction cycle less than 12 months or more than 12 months based on our interpretation of SFAS 66.

	The Decision Tree in Appendix F of SFAS 66 references Paragraph 20 of SFAS 66 with respect to the question of whether we are constructing condos, office buildings, etc. Paragraph 20 states, "The deposit method of accounting described in paragraphs 65-67 shall be used until a sale has been consummated.  .... However, because of the length of the construction period of office buildings, apartments, condominiums, shopping centers, and similar structures, such sales and the related income may be recognized during the process of construction, subject to the criteria in Paragraphs 41 and 42."

	It is our interpretation that SFAS 66, Paragraph 20, allows percentage of completion accounting for buildings with a long construction time. Based on SOP 81-1, long term contracts that require percentage of completion are generally projects that are longer than one year. Therefore, we use a 12 month construction time threshold as the first consideration for percentage of completion accounting. If the construction time is less than 12 months we recognize revenue when the title is conveyed to the buyer, adequate cash payment has been received and there is no continued involvement. If the construction time is longer than 12 months then we further consider Paragraph 37 in determining if all the criteria are met to require percentage of completion accounting.

	In future filings, we will enhance our significant accounting policy titled "Income Recognition from Home and Land Sales" to be more descriptive of our current accounting treatment for attached condominiums, townhouses and mid-to-high-rise condominiums. We anticipate that the revised disclosure will be as follows:

"The Company is primarily engaged in the development, construction, marketing and sale of residential single-family and multi-family homes where the planned construction cycle is less than 12 months. For these homes, in accordance with SFAS 66, revenue is recognized when title is conveyed to the buyer, adequate cash payment has been received and there is no continued involvement.

In addition, the Company is developing, several high-rise/mid-rise projects that will take more than 12 months to complete. If these projects qualify, revenues are recognized using the percentage of completion method of accounting during the construction period in accordance with SFAS 66. Under the provisions of SFAS 66, revenues and costs are to be recognized when construction is beyond the preliminary stage, the buyer is committed to the extent of having a sufficient deposit that the buyer cannot require be refunded except for non-delivery of the home, sufficient units in the project have been sold to ensure that the property will not be converted to rental property, the sales prices are collectible and the aggregate sales proceeds and the total cost of the project can be reasonably estimated. Under the percentage of completion method, revenues of individual projects are recognized on the individual project's aggregate value of homes for which buyers have signed binding agreements of sale multiplied by the percentage of the actual construction costs incurred to total estimated construction costs. Total estimated revenues and construction costs are reviewed periodically and any impact on revenues and costs recognized is applied prospectively. If the homes sold in a high-rise/mid-rise project do not qualify for percentage of completion accounting during the construction period, then the revenues are recognized when these criteria are met for each home when title is conveyed to the buyer, adequate cash payment has been received and there is no continued involvement with respect to that home."


	12. In future filings, please disclose separately the allowance for doubtful accounts and notes receivable either in the balance sheet, the footnotes to the financial statements or in the Valuation and Qualifying Accounts Schedule in accordance with Rules 5-02 and 5-04 of Regulation S-X.
	We do not disclose an allowance for doubtful accounts or notes receivable, because we do not have an allowance for either. Customers either finance their home purchases through mortgages or pay fully in cash. Therefore, because we receive the entire sales price in cash upon delivery of homes at closing, we do not have traditional receivables and are not at risk for the collectibility of the sale price.
Insurance Deductible Reserves, Page F-9:
	13. You disclosed that you increased significantly your general liability insurance and workers compensation deductibles per occurrence in 2005 and that in 2006 the deductibles per occurrence will increase further to $20 million for bodily injury and property damage, $20 million for product defects and $1 million for worker's compensation.
You also disclosed that you introduced an insurance program to your subcontractors whereby they will pay you insurance premiums and you will assume the liability associated with work they perform on your homes. Given the increasing risks that you are self-insuring and your exposure to loss under your recently introduced insurance program for your subcontractors, please disclose the following:
	Your basis for estimating unpaid claims, claim adjustment expenses and incurred but not reported claims reserves for the various risks that you are assuming. Please also disclose if these insurance reserves include provisions for inflation, claims handling, other administrative expenses and legal fees.
	The amount of insurance claims paid over the last three years. Your revenue recognition policy under the insurance program that you offer your subcontractors. Please also tell us how you are classifying the income earned from your insurance program in your income statement.
In future filings, we will include a discussion of the following:
	We engage a third party actuary that uses our historical warranty data to estimate our unpaid claims, claim adjustment expenses and incurred but not reported claims reserves for the risks that we are assuming under the general liability and workers compensation programs. The estimates include provisions for inflation, claims handling and legal fees.

	Insurance claims paid by the insurance carriers were $8.8 million, $222 thousand, and $376 thousand for the years ended October 31, 2005, 2004 and 2003, respectively.

	For the information of the Staff in response to the request in last bullet point of the comment, we apply amounts received from subcontractors as a reduction to the cost of their services, and that reduction flows through cost of sales with the related inventory. To explain, our subcontractor work is covered by our General Liability policy. Therefore, we require that subcontractors that do not have their own suitable insurance reimburse us for being covered by our General Liability policy. Prior to 2006, we recorded the amounts paid by these subcontractors as an addition to our reserves and assessed our total reserves based on the third party actuarial study. Based on any excess or shortfall we reduced or increased insurance expense.
Beginning in 2006, because we now have an aggregate cap of $20 million on our exposure and we reserve for this full exposure as part of our own General Liability reserve, we apply amounts received from subcontractors as a reduction to the cost of their services, and that reduction flows through cost of sales with the related inventory.

Intangible Assets, Page F-10:
	14. You disclosed that in May 2004 you changed the brand name of a real estate company acquired in 2002 to K. Hovnanian Homes. Due to the change in the brand name you reclassified $50 million from goodwill and indefinite life intangible assets to definite life intangible assets that you are amortizing over more than four years. Please explain in more detail the following:
	Why the original brand name was classified as an indefinite life intangible;
	Why the name change would result in a reclassification of goodwill to definite life intangibles;
	Provide support for the realization of the definite life intangible related to the previous brand.
	The original brand name was classified as an indefinite life intangible because at the time of acquisition we did not have any intention of discontinuing its use in its operating market. However, in May 2004, we made the decision to transition to the KHovnanian trade name by using KHovnanian at new communities and the original brand name at the existing communities that were already being marketed with that name. This decision resulted in reclassification from "goodwill and indefinite life intangibles" (which were combined on one line item on the balance sheet) to definite life intangibles.

	To support the realization of the definite life intangible related to the original brand name, we rely on the pretax profit from the applicable communities using the original brand name, which is projected to be $130 million and $65 million for 2006 and 2007, respectively.
These future profits are forecasted to be well in excess of the book value at October 31, 2005 of $19.4 million.

Accounting for Derivative Instruments and Hedging Activities, Page F-12:
	15. Under Customer Financing you disclosed that you sell mortgage loans in pools or individually and against forward commitments to institutional investors. In future filings, expand Footnote 6 to describe the methods and assumptions used to estimate their fair value, any associated hedging strategies and the net gains or losses recognized in earnings during the period. Please refer to SFAS 133, SFAS 149 and SAB Topic 5DD.
	As the Staff notes, we disclose in Customer Financing that we sell mortgage loans in pools or individually or against forward commitments to institutional investors.

	In Note 2 to the financial statements (F-13) we state that we manage our interest rate risk on mortgage loans held for sale and our estimated future commitments to originate and close mortgage loans at fixed prices through the use of best-efforts whole loan delivery commitments. These instruments are classified as derivatives and generally have maturities of three months or less. Accordingly, gains and losses are recognized in current earnings during the period.

	Also, in Note 6, we disclose more detailed information on the mortgages held for sale at the period end.

	In future filings, we will expand the disclosure in Note 6 to present the information described above together in one location in the financial statements, and, if material, we will include the net gains or losses recognized in earnings during the period in that disclosure.

Note 17.  Variable Interest Entities, Page F-21:
	16. We note that most of your cash and letters of credit to purchase land and lots are not consolidated. We assume this is because you either do not consider them to be VIEs, and/or you do not consider yourself to be the primary beneficiary. Please expand your disclosures to provide an overall understanding as to how you interpret an option for land or lots to be a VIE. For example, disclose what you consider to be a significant nonrefundable option fee, and how that impacts your interpretation. Also expand your disclosures to explain the conditions under which you are not considered the primary beneficiary, both in technical terms and how the nature of the option economically results in that determination. Please refer to FIN 46 (R).
	Note 17 states that we have concluded that whenever we option land or lots from an entity and pay a non-refundable deposit, a VIE is created in accordance with FIN 46R, paragraph 5 (b), because the equity holders in the selling entity are not obligated to absorb the expected losses up to the amount of our deposit, and they do not have the right to receive expected residual returns of the entity if they occur, because our option has put a ceiling on the price the seller can get for the land.

	Further as we state in our disclosure, for every option agreement with a significant nonrefundable option fee (we currently define significant as greater than $100,000 because we have determined that in the aggregate the VIEs related to deposits of this size or less are immaterial) we complete the financial analysis to determine the primary beneficiary of the entity based on which party will absorb the majority of the expected losses, or receive the majority of the residual returns. We compute the expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46R. If we are deemed to be the primary beneficiary of the VIE, we will consolidate it on our balance sheet.

	Typically, the determining factor in whether or not we are the primary beneficiary is the deposit amount as a percentage of the total purchase price, because it determines the amount of the first risk of loss we take on the contract. The higher this percentage deposit, the more likely we are to be the primary beneficiary. Other important criteria that impact the outcome of the analysis, are the probability of getting the property through the approval process for residential homes, because this impacts the ultimate value of the property, as well as who is the responsible party (seller or buyer) for funding the approval process and development work that will take place prior to the decision to exercise the option.

       In future filings, we will expand our current disclosure to include what we consider to be a significant nonrefundable option fee and a discussion of the information in the preceding paragraph.


As you requested, the company hereby acknowledges:

the company is responsible for the adequacy and accuracy of the disclosure in its filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.